FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                    Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

FOR IMMEDIATE RELEASE

                    Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

TEVA RECEIVES NORTH AMERICAN RIGHTS TO PURINETHOL® AS PART OF GLAXOSMITHKLINE SETTLEMENT

Jerusalem, Israel, July 1, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced that effective as of today that it has received all product rights relating to Purinethol® for the United States, including Puerto Rico, and Canada from GlaxoSmithKline.   This product transfer results from the previously announced settlement of all litigation pending between Teva and GlaxoSmithKline relating to the patent actions regarding nabumetone, the generic version of GSK's Relafen®, and the antitrust claims asserted by Teva relating to such patent litigation. The U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period relating to this transaction.

Purinethol® is indicated as a treatment for leukemia and had North American sales of approximately $87 million for the 12-month period ended March 2003 according to IMS. Marketing of Purinethol® will be handled by GATE Pharmaceuticals, a division of Teva Pharmaceuticals USA., and by Novopharm, Teva's subsidiary in Canada.

In connection with this transaction, Teva will record a one-time gain of approximately $100 million, which will be reflected in the Company's earnings for the just completed second quarter ended June 30, 2003. Teva and GSK will share gross profits from the sale of Purinethol going forward at rates that may vary according to the terms of the agreement. Further details regarding this settlement remain confidential.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: July 01, 2003